BONTAN CORPORATION, INC. ANNOUNCES COMPLETION OF 2D AND 3D SEISMIC SURVEYS IN THE LEVANTINE BASIN, OFFSHORE ISRAEL

Toronto, Ontario, December 16, 2009 – Bontan Corporation Inc. (Bontan) (OTCBB:BNTNF) is pleased to announce that WesternGeco, a business unit of Schlumberger, has completed a 3D seismic survey on the Mira and Sarah Drilling Licenses and a 2D survey on the Benjamin Exploration Permit totaling 2,668 square kilometers in the Levantine Basin, 40 kilometers off the west coast of Israel. The licenses and permit are owned 95.5% by Israel Petroleum Company, Limited (IPC), in which Bontan owns a 75% interest.

The WesternGeco Eagle seismic vessel commenced 2D acquisition on the Benjamin Exploration Permit September 4, 2009 and completed shooting on September 14, 2009.  Twenty nine 2D lines were acquired covering the 1,863 square kilometer permit area.  Preliminary processing of the 2D seismic data began onboard the Eagle and is continuing at WesternGeco’s Gatwick processing center in the UK.  Once processing is complete, the 2D data will be integrated into the existing Benjamin seismic, geologic and well data.  The database will then be interpreted in order to identify the area(s) within Benjamin for conversion from Exploration Permit to Drilling Licenses status in February 2010.  It is anticipated that one to three such areas for conversion will be identified.  Additional seismic work will be required for any such areas covered by Drilling Licenses.  Conversion is subject to approval by the Israeli Government that all work requirements have been met.

On October 26, 2009, the WesternGeco Triton seismic vessel commenced 3D production shooting on the Mira and Sarah Drilling License areas. The survey was completed on December 3, 2009.  A total of 3,067 line kilometers were acquired covering the Sara and Mira Drilling Licenses, each License covering 400 square kilometers.  Water depths in the License areas vary from about 1,000-1,500 meters and estimated depth to potential targets varies from 3,500-6,000 meters.  Again, processing of acquired seismic data started onboard the Triton and will continue at WesternGeco’s Gatwick processing center in the UK.  Processing is anticipated to take approximately 5 to 6 months, with additional time required to render a Pre Stack Depth Migration volume. Once the 3D processing is completed, it will be integrated into the existing seismic, geologic and well databases over the Sarah and Mira Drilling Licenses in order to identify potential drilling locations for the first exploration wells on the two Licenses.  IPC intends to farmout its interest in the Licenses to drilling partners when the seismic interpretation is complete.

About the Project  Assets

The Project Assets, composed of interests in the Mira and Sarah Drilling Licenses and the Benjamin Exploration Permit, are located in the Levantine Basin in the eastern Mediterranean Sea offshore Israel, near the recently announced natural gas discoveries in the Tamar 1 and 2, and the Dalit wells.  The three wells were drilled by Noble Energy Inc. (NBL.NYSE), in partnership with Delek Energy Systems (DEOL.TA), Isramco (ISRA.TA), and Avner Oil and Gas LP (AVNR.TA).  According to published reports, the wells have a reported 6.8 TCF (1.02 BBOE) of estimated proved, probable and possible reserves in their License area, which makes this the second largest gas discovery in the world since January 2008. South of the Project Assets in the eastern Mediterranean offshore Israel are other gas fields, including the Mari-B field, also drilled by Noble, Delek, and Avner, which reportedly contains 1 TCF (150 MBOE) in estimated proved, probable and possible reserves.

About Bontan Corporation Inc.:

Bontan Corporation Inc. is a Canadian public company based in Toronto, ON which explores for oil and gas in the Levantine Basin offshore Israel.  Bontan owns, through its wholly owned subsidiary, Bontan Oil and Gas Corporation, a 71.625% indirect working interest in the Project Assets via its 75% interest in Israel Petroleum Company, which acquired an undivided 95.5% working interest in the Mira and Sarah Drilling Licenses and the Benjamin Exploration Permit, subject to approval by Israel’s Ministry of Natural Infrastructure.  The remaining interest in IPC is owned by International Three Crown Petroleum (22.5%) and Allied Ventures, Inc. (2.5%).

Bontan Corporation, Inc. trades in the United States on the OTC Bulletin Board of NASDAQ under the symbol BNTNF.

For further information, contact the company’s investor relations, John Robinson at Current Capital Corp. at 416-860-0211.

Forward-Looking Statements

This news release may include forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. Any such statements reflect Bontan’s current views and assumptions about future events and financial performance. No assurances can be given that such future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in the forward-looking statements, include, without limitation, economic and political developments in Israel, approval of the transfer of the two licenses and permit to IPC by the Israeli Petroleum Commissioner, reliance on ITC as well as third-party consultants and contractors to develop the project, the ability of Bontan and IPC to raise sufficient capital to complete evaluation work and to drill required exploratory wells, the exploratory and speculative nature of the assets, the risk that no hydrocarbons may be found or that 2D and 3D seismic may diminish the attractiveness of the assets, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, geological and geophysical analysis and interpretation, exploration and development risks, drilling and operating risks, competition, environmental risks, government regulation or other action, potential disruption from terrorist activities and warfare in the region or at the project assets, general economic conditions and other risks set forth from time to time in Bontan’s filings with the U.S. Securities and Exchange Commission and securities regulators in Canada.  Bontan assumes no obligation and expressly disclaims any duty to update the information contained herein.